Exhibit 12

Alliant Techsystems Inc.

Statement Re: Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

		Fiscal Year Ended March 31,
	2010	2009	2008	2007	2006
Earnings:
Income before income taxes and noncontrolling interest	$435,417	$298,049	$328,055	$248,077	$215,947
Plus fixed charges	88,932	98,207	113,942	102,689	121,725
Earnings	$524,349	$396,256	$441,997	$350,766	$337,672

Fixed Charges:
Interest expense, including amortization of debt issuance costs	$77,494	$87,313	$103,904	$92,863	$112,447
Estimated interest factor of rental expense	11,438	10,894	10,038	9,826	9,278
Fixed Charges	$88,932	$98,207	$113,942	$102,689	$121,725

Ratio of Earnings to Fixed Charges (1)	5.90	4.03	3.88	3.42	2.77

Rent expense	71,486	68,086	62,739	61,410	57,989
Percent of rent expense that represents interest	16%	16%	16%	16%	16%

(1) For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes, plus fixed charges.  “Fixed charges” consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.